UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated September 19, 2007

2.

News Release dated September 20, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: September 21, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 19, 2007

Strathmore Issues Shares for Database

Strathmore Minerals Corp (“Strathmore”) has agreed to issue 25,000 common shares to an arms length party to acquire a geological data base in the Gas Hills area of Wyoming ..

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, Strathmore also has U.S. based development offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 20, 2007

Strathmore Completes Agreement with Nu-Mex Uranium

For US$44.5 Million Commitment at Nose Rock, New Mexico Uranium Project

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”), has  completed a formal option and joint venture agreement with Nu-Mex Uranium Resources Inc. (“Nu-Mex”) to explore and develop Strathmore’s Nose Rock properties (the “Nose Rock Project”) – see news release dated June 18, 2007.

The Nose Rock Project is located northeast of Crownpoint within the Grants Mineral Belt in the State of New Mexico.  The Company acquired the property through mineral leases or by claim staking and the Nose Rock Project as a whole consists of approximately 5,000 acres (2,023 Ha) of land. According to the previous operator Phillips Uranium, a division of Phillips 66 Oil Company in the 1970's, part of the original mine site now under Strathmore’s control, contains a demonstrated resource of 6,694,217 tons ore grading 0.135 % U3O8. This historical resource totals 18,230,955 lbs U3O8   (not 43-101 compliant). The discovery of the Nose Rock ore body by Phillips Uranium was announced in December, 1975 (p. 20, New Mexico Bureau of Mines and Minerals, Memoir 38, 1979.)

The completed agreement provides that Strathmore will grant Nu-Mex sole and exclusive right to earn-in up to a 65% interest in the Nose Rock Project on the following terms (all dollar amounts are in US$):

1.  Nu-Mex will pay to Strathmore $250,000 on closing and issue to the limited liability company to be formed to consummate this joint venture between the parties 5,000,000 common shares in the capital stock of Nu-Mex; and

2.

Nu-Mex will incur a total of $44,500,000 in work commitment expenditures on the Nose Rock Project in accordance with the following schedule:

·         $1,000,000 in work commitment expenditures in each of the first and second years,

·        an additional $1,500,000 in work commitment expenditures in the third year,

·        an additional  $10,000,000 in work commitment expenditures in each of the fourth, fifth and sixth years, and

·        an additional $11,000,000 in work commitment expenditures in the seventh year.

Nu-Mex will earn a 25% interest in the Nose Rock Project once Nu-Mex has completed the work commitments (US $13,500,000) required on or before the anniversary of the fourth year. Nu-Mex will earn an additional 40% interest in the Nose Rock Project once Nu-Mex has completed the additional work commitments (US $31,000,000) required on or before the anniversary of the seventh year.  Strathmore has the right to pay US $25,000,000 to earn back a 16% interest in the Nose Rock Property if it so chooses.

The agreement contemplates that after the fourth year, and provided Nu-Mex has fulfilled its commitments, the parties shall review all work completed and prepare an independent NI 43-101 compliant technical report and resource calculation.  Recommendations from this report will help plan further development initiatives.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed on the properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore Minerals Corp’s common shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.’s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs or the right to earn back a 16% interest; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Nose Rock Project; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

                                                                                                For Investor Relations:

 “David Miller”                                                            Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com